August 17, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Suzanne Hayes

Re:	Chemed Corporation Revised Request to Withdraw Registration Statement on Form S-3
(File No. 333-145483)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Chemed Corporation. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) the withdrawal of the Company’s Registration Statement (File No. 333-145483) on Form S-3 filed with the Commission on August 15, 2007 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with the sale of the Company’s 1.875% Convertible Senior Notes due 2014 (the “Notes”) and the underlying capital stock by persons listed under “Selling Securityholders” in the Registration Statement.  The Company intends to refile the Registration Statement with an indication on the cover of the Registration Statement that the filing is being made pursuant to Rule 462(e) under the Securities Act.

Since the Registration Statement was not declared effective by the Commission, offers or sales of the Company’s Notes or the underlying capital stock were not made pursuant to the Registration Statement.  The Company requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1000.

Sincerely,

CHEMED CORPORATION

By:	/s/ Arthur V. Tucker, Jr.
Name: Title:	Arthur V. Tucker, Jr. Vice President and Controller